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                     [LETTERHEAD OF CTC INC. APPEARS HERE]

        A.D. TECH SIGNS LETTERS OF INTENT TO ACQUIRE MAJORITY INTEREST
                 IN $16 MILLION ELECTRONIC COMPONENT PRODUCER

             Acquisition will more than Double Company's Revenues

TAUNTON, MA--November 3, 1997--Advanced Deposition Technologies, Inc.
(ADTECH) (NASDAQ:ADTC) (BSE:DTI) announced today it has signed letters of intent to acquire a majority equity position in DNA of Madrid, Spain. DNA is a private manufacturer of AC capacitor components and projects to have $16 to $18 million in revenues for calendar year 1997 and report a profit. ADTECH purchase price is comprised of cash, a note and approximately 10 percent of Advanced Deposition Technologies common stock for the majority stake. ADTECH expects the transaction to be accretive to its earnings per share. Alex Boxall will continue on as Managing Director of DNA and will fill a vacant position on the Board of Directors of ADTECH. Additional terms have not been disclosed. The closing of the transaction will be subject to the negotiation and execution of definitive agreements, satisfactory completion of financials and other due diligence and the receipt of any necessary consent and approvals.

Glenn J. Walters, President and CEO of ADTECH stated, "DNA has been an excellent customer to us for nearly the past three years, contributing significant sales to our capacitor business. Looking ahead, DNA will be able to expand to their already excellent product line of AC capacitor components with the recent introduction of ADTECH's High Energy Density (HED) films. This should accelerate their sales as they offer components able to make the most efficient and technically advanced AC capacitors available in their markets." DNA has offices in the United Kingdom, Czech Republic, Turkey and Malaysia.

Vice President of Electronic Film Sales, Bob Boughrum, commented, "This strategic acquisition will provide additional technical support to ADTECH, enabling us to develop new film technology faster, providing a significant advantage to our customers in the United States, as well as those overseas."

Future capacity expansion announced earlier this year by ADTECH will support the anticipated demand for existing and new thin film products both in the United States and overseas, especially in the Far East.

Walters added, "The acquisition of DNA is typical of the vertical integration our business plan calls for that will leverage our investments in technological developments and the new products resulting from those developments as we increase our critical mass and take advantage of economies of scales. The addition of DNA has added very talented people to the ADTECH team. I have always been very impressed with DNA's production facilities and their dedicated staff. I look forward to working with them and to expanding both of our businesses."

Advanced Deposition Technologies, Inc. is an operating company dedicated to development and commercialization of applications originating from the Company's proprietary technology in markets where the Company can secure a technological leadership position. Currently the Company has product divisions for the electronics capacitor, microwave food packaging, security holograms and retro reflective films markets. The Company either owns or licenses more than 35 patents and has approximately 12 patents pending. On a selective basis, A.D. Tech licenses its proprietary technologies and patents to market leaders who can accelerate the Company's revenue growth of its unique products and technologies into large-scale commercialization and markets.

Any forward-looking statements in this release are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, new products and technological changes, dependence upon third-party vendors, a limited number of customers, political and other uncertainties related to customer purchases, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.